United States securities and exchange commission logo





                              May 27, 2020

       Yaron Silberman
       Chief Executive Officer
       ScoutCam Inc.
       Suite 7A, Industrial Park
       P.O. Box 3030
       Omer, Israel 8496500

                                                        Re: ScoutCam Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 12, 2020
                                                            File No. 333-237470

       Dear Mr. Silberman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 12, 2020

       Sales and Marketing, page 24

   1. We note your response to comment 6. With a view towards understanding your business model, please briefly
explain to your investors how you generate revenue by expanding your discussion of your
principal products and services and their pricing.
       Our Customers, page 25

   2. We note your response to prior comment 7 that, for reasons related to your business-to-
                                                        business sales model,
the identity of your customer who accounted for 28% of revenues in
                                                        2019 is not material to
investors. Please expand your response to clarify the basis for your
 Yaron Silberman
ScoutCam Inc.
May 27, 2020
Page 2
      conclusion. For instance, we note your disclosure that you conduct research and development specific to your customer's end product, conduct regulatory testing and handle required regulatory approval. Therefore, it is unclear whether your products could be sold to another customer if the initial customer is lost or unable to purchase your products without further research and development or integration costs. Please advise or revise.
Exhibits

3.    Please revise to mark the first page of Exhibit 10.18 per Regulation S-K
Item
      601(b)(10)(iv).
       You may contact David Burton at 202-551-3626 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameYaron Silberman
                                                           Division of
Corporation Finance
Comapany NameScoutCam Inc.
                                                           Office of Life
Sciences
May 27, 2020 Page 2
cc:       Matthew R. Rudolph, Adv.
FirstName LastName